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                                                                      Exhibit 12

                         AMERISOURCEBERGEN CORPORATION
             CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
                         (in thousands, except ratios)



                                                                                                     Nine Months
                                                                                  Year Ended            Ended
                                                                              September 30, 2000     June 30, 2001
                                                                              ------------------     -------------
Determination of earnings:
  Income from continuing operations before taxes and distributions
     on preferred securities of subsidiary trust                                    $262,263            $322,807
  Adjustments:
     Interest expense                                                                158,157             126,767
     Estimated interest portion of rent expense                                       19,521              14,515
                                                                              --------------    ----------------
        Total earnings as defined                                                   $439,941            $464,089
                                                                              ==============    ================

Fixed charges:
  Interest expense and distributions on preferred securities of
     subsidiary trust (2)                                                           $183,853            $145,487
  Estimated interest portion of rent expense                                          19,521              14,515
                                                                              --------------    ----------------

        Total fixed charges                                                         $203,374            $160,002
                                                                              ==============    ================

Ratio of earnings to fixed charges                                                       2.2                 2.9
                                                                              ==============    ================
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(1) The ratios of earnings to fixed charges for AmerisourceBergen were calculated using summary unaudited pro forma consolidated statement of operations data for the year ended September 30, 2000, and nine months ended
June 30, 2001. The summary unaudited pro forma consolidated statement of operations data used in the calculations were prepared under the purchase method of accounting as if the merger between AmeriSource and Bergen and the related financing transactions had been completed on October 1, 1999. We have included this information only for purposes of illustration, and it does not necessarily indicate what the ratios of earnings to fixed charges would have been if the merger and the related financing transactions had been completed on October 1,
1999. Moreover, this information does not necessarily indicate what the future ratios of earnings to fixed charges will be. You should read this exhibit in conjuction with the "AmerisourceBergen Corporation Unaudited Pro Forma
Consolidated Condensed Financial Information" included herein.

(2) For financial statement purposes, interest expense includes income earned on temporary investment of excess funds and amortization of deferred financing fees.